Exhibit 20.1

Company Contact:           Louis R. Bucalo, M.D.
                           President and CEO
                           Titan Pharmaceuticals, Inc.
                           415-244-4990

Investor Contact:          Keith Lippert/Evan Smith
                           Lippert/Heilshorn
                           212-838-3777

TITAN PHARMACEUTICALS LICENSES ILOPERIDONE
FROM HOECHST MARION ROUSSEL

     SOUTH SAN FRANCISCO, CA, JANUARY 9, 1996 TITAN PHARMACEUTICALS, INC. (NASDAQ NM: TTNP, TTNPU AND TTNPW), today announced that it has signed an agreement with Hoechst Marion Roussel, Inc. for an exclusive worldwide license to the antipsychotic agent Iloperidone.

     Iloperidone, which is expected to enter Phase III clinical trials during the first half of 1997, is an antipsychotic agent in development for the treatment of schizophrenia and related disorders. Iloperidones overall safety and efficacy profile at its current stage of development compares favorably to currently available therapeutics as well as other products under development.

     According to the World Health Organization, approximately 45 million people worldwide suffer from some form of schizophrenia, one of the most chronic and debilitating of all mental illnesses. The worldwide market for antipsychotic agents, according to published reports, is predicted to be in excess of $4 billion by the year 2000.

     Iloperidone was initially developed by Hoechst Marion Roussel, Inc. and is protected by U.S. patents and foreign patent applications.

     Dr. Louis R. Bucalo, President and Chief Executive Officer of Titan Pharmaceuticals, Inc., commented, "We are extremely excited to obtain this product opportunity and execute this agreement with Hoechst Marion Roussel. Titan's product portfolio currently includes five products in clinical testing. This sixth product, Iloperidone, further strengthens our product pipeline with an additional later stage product that may be very competitive in a multi-billion dollar market."

     Titan Pharmaceuticals, Inc. is a biopharmaceutical company that develops proprietary therapeutics for the treatment of cancer, nervous system disorders

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and other serious and life- threatening diseases. The company's operations are currently conducted through five operating companies: Ansan (Nasdaq: ANSN, ANSNU), Ingenex, ProNeura, Theracell and Trilex.

"Safe Harbor" Statement under the private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this release are forward looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development, commercialization and technological difficulties, capacity and supply constraints or difficulties, the results of financing efforts, actual purchases under agreements, the effect of the Company's accounting policies, and other risks detailed in the Company's Securities and Exchange Commission filings.
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